August 2, 2024

R. Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
7921 Southpark Plaza, Suite 210
Littleton, Colorado 80120

       Re: Vivos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed July 30, 2024
           File No. 333-281090
Dear R. Kirk Huntsman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Lawrence Rosenbloom, Esq.